First Liberty Power Corporation

July 30, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Ivan Griswold
Maryse Mills-Apenteng

RE:                         First Liberty Power Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A
Filed July 8, 2013
File No. 0-52928

Dear Mr. Griswold,

Further to your letter of July 17, 2013 in regard to the above noted Company filing, we respond as follows:

General

Comment:

1.
Your Form 10-K for fiscal 2012 indicates that Messrs. Hoak and Rud resigned as directors in March 2012, and November 1, 2011, respectively. However, we are unable to locate Form 8-K filings reflecting this information. We also note that you do not appear to have filed any proxy statements pursuant to Section 14 of the Exchange Act. Please advise.

Response:

We would concur that the resignations of Mr. Hoak & Mr. Rud should have been disclosed under a form 8-K at the time.   We attempted to remedy this lack of disclosure by encompassing same within the Form 10-K for fiscal 2012, as a catch up disclosure.   It is our understanding (but not an assertion) that this approach, while not optimal, is adequate for historical disclosures.

With respect to the historical proxy statements for the company (AGM);  our CFO, as part of his corporate governance review this year, recently noted this deficiency.   Previously the Company was under the incorrect assumption that having filings current with Nevada state was sufficient.    It is the Company’s intent to hold an AGM to remedy this situation immediately following the 10-K to be filed for the fiscal year ending July 31, 2013.    We are hopeful this is a reasonable approach to take to resolve the issue with the focus on a current 10-K filing, and set the cycle for future years based on this timing.

Comment:

2.
You disclose that you have no current plans, proposals or arrangements in place to issue the shares of common stock and blank check preferred, but that certain transactions are being contemplated. However, in a recent press release dated July 10, 2013, you stated that “with the recently announced plan by the board of directors to seek approval to increase the company's authorized capital [and other factors] we are well positioned to obtain the necessary capital required, on more favorable terms, for the mill equipment payments and other operational startup capital requirements.” Given that it appears that you have plans to issue these securities, please briefly describe the transaction in which the securities are to be issued. Refer to Item 11(c) of Schedule 14A. Further, please tell us what consideration you gave to providing financial information pursuant to Item 11(e) and Item 13 of Schedule 14A. Refer to Instruction 1 to Item 13.

Response:

Through various edits, most notably in the detailed descriptions of each of the two amendments, we have further clarified that there are no transactions that are pending / contingent upon the increase in authorized capital and/or authorization of preferred shares.

Our intent in the press release was to disclose that upon an increase in authorized capital, we would be in a position to seek additional capital using equity if terms are reasonable, as part of the portfolio of options available to us, as opposed to only debt financing.     We believe the enhanced disclosure throughout the proxy statement should make it clearer that there are in fact no pending transactions.

Therefore, with no items pending under Item 11, we believe that Item 13 disclosure is not applicable in this instance.

Comment:

3.	Please revise your discussion regarding the purpose and effect of each of the proposed amendments to include illustrative, quantitative examples of the dilutive effects of such issuances.

Response:

We have revised and expanded our disclosure in the detailed descriptions of each of the two amendments.  In particular, we clarify that the increase in the authorized capital and the authorization of preferred shares is per se non-dilutive.  However, we now provide much more detailed examples and scenarios of what possible dilutive outcomes could/would occur if such shares were to be issued.

Security Ownership of Certain Beneficial Owners and Management, page 8

Comment:

4.	Please disclose the name(s) of the natural person(s) having sole or shared voting and/or dispositive power over the shares held by Group8 Mining Innovations.

Response:

We have revised our disclosure in the section under SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT to properly disclose the ownership structure of Group8 Mining Innovations.

Comment:

5.
It appears that your tabular disclosure does not include all the information required by Item 403 of Regulation S-K. Specifically, we note that you have not identified your directors or your named executive officers. Refer to Item 403(b) of Regulation S-K. Please revise to provide the required information.

Response:

We have revised our disclosure in the section under SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT to fully and distinctly identify management / board common stock ownership.

Proxy Card, page 10

Comment:

6.
We note that the form of proxy does not appear to include an option for shareholders to abstain from voting on the proposals. Please revise your proxy card to include boxes that allow shareholders the option to specify whether they abstain from voting on the proposals. Refer to Rule 14a-4(b)(1).

Response:

We have revised our disclosure to include the requested information, as per the updated form of proxy.

Furthermore, we acknowledge that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do remain available should anything further be required in this matter.

Sincerely,

/s/ Don Nicholson
Name: Don Nicholson
Title: President